

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

May 16, 2011

By U.S. Mail and facsimile to (215) 546-7311

Mr. Ronald Rubin
Chief Executive Officer
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102-3803

> **Re: Pennsylvania Real Estate Investment Trust**
> **Form 10-K for the year ended December 31, 2010**
> **Forms 10-Q for the quarter ended March 31, 2011**
> **File No. 001-06300**

Dear Mr. Rubin:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business, page 3

1. We note that you sold five power centers and completed development activities in 2010. In future periodic reports, to the extent you have material acquisitions or dispositions in the period, please provide capitalization rate disclosure. Please

also include a clear description of how you calculate NOI and purchase price for this purpose.

2. We note that some of your leases are subject to scheduled increases during the term of the lease for longer term leases. In future periodic reports, please disclose the percentage of new leases that have rent escalators, as well as a representative range of increases.

Item 2. Properties, page 30

3. In future periodic reports, please include a discussion, where applicable, of the average tenant improvement costs, leasing commissions and tenant concessions. We note your discussion of tenant expense reimbursements on pages 3 and 42. Please also disclose the quantitative impact of such concessions or reimbursements on rents.

4. In future periodic reports, please expand your disclosure to include a discussion of your new or renewed leases and average rents or yields, as applicable.

Retail Lease Expiration Schedule – Non-Anchors, page 38

Retail Lease Expiration Schedule – Anchors, page 38

5. We note you provide lease expiration disclosure on page 38. In future periodic reports, please provide this disclosure in the tabular format described in Item 15(f) of Form S-11, including a column providing the percentage of gross annual rents represented by such leases.

6. We note your risk factor disclosure on page 17 regarding your lease expirations in 2011 and 2012. In future periodic reports, to the extent you have material lease expirations occurring over the next year, please include disclosure regarding the relationship of rents on expiring leases and market rents.

7. Please tell us the amount of revenues included in these schedules relating to leases with tenants that have filed for bankruptcy protection and confirm you will disclose this information in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 42

8. In future periodic reports, please provide trend disclosure regarding the types of leases you are securing. We note your related disclosure on page 3.

Reconciliation of GAAP Net Loss to Non-GAAP Measures, page 54

9. We note on page 54 that you exclude various items that are not indicative of operating performance, such as non-recurring items that are considered extraordinary under GAAP. Based on the items included in your reconciliation of FFO and Adjusted FFO, these are not non-recurring nor do they meet the criteria as extraordinary under GAAP. Please revise your characterization of these adjustments in future filings. Refer to the guidance in Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

10. Your reconciliation appears to attach undue prominence to NOI and FFO over GAAP net loss. In order to avoid confusion between NOI and FFO and to comply with Article 10(e)(i)(A) of Regulation S-K, please reconcile each non-GAAP measure separately. Refer to the guidance in Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Development and Redevelopment, page 44

11. In future periodic reports covering periods where you have completed material developments, please provide disclosure of development costs per square foot. Please also clarify whether leasing costs are included in development costs.

Net Operating Income, page 49

12. Refer to your discussion of NOI results on page 50. In future periodic reports, to the extent you have material lease termination fees, please clarify whether those fees are included in NOI.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Ronald Rubin
Chief Executive Officer
Pennsylvania Real Estate Investment Trust
May 16, 2011
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 with any other questions.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant